November 28, 2016

Ms. Alison White Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund: File Nos. 002-78808 and 811-03541

Dear Ms. White:

On November 18, 2016, Asset Management Fund (the “Trust”) filed a response to your oral comments regarding Post-Effective Amendment No. 78 to the Trust’s Registration Statement, which was filed on July 29, 2016, pursuant to Rule 485(a)(1) under the Securities Act of 1933 to add a new series, AAAMCO Ultrashort Financing Fund (the “Fund”), to the Trust. On November 22, 2016, you provided an additional comment regarding the responses filed on behalf of the Trust. The following is a summary of our understanding of your comment and the response from the Trust.

Prospectus

General

Fee Table and Expense Example

Comment: With respect to the response to comment #2, please confirm in correspondence that the Fund is applying a FAS 5 analysis for recoupment periods which exceed 3 years from the date such expense is “initially incurred or the advisor initially reimbursed.

Response: Management confirms it will consider all applicable accounting standards for purposes of accruals and disclosure of expense limitation arrangements.

 If you have any questions concerning this request please contact John S. Marten at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten Attorney at Law

JSM/gk